SANDFIELD VENTURES CORP.
                         CAVES VILLAGE, WEST BAY STREET
                    NASSAU, NEW PROVIDENCE, BAHAMAS CB-12042
                      TELEPHONE & FACSIMILE (888) 593-0181
                       email: sandfieldventures@gmail.com

February 29, 2008

U.S. Securities and Exchange Commission
Mr. Sean Donahue
Mail Stop 7010
Washington, DC 20549

Re: Sandfield Ventures Corp.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 13, 2008
    File Number: 333-148710

Dear Mr. Donahue:

This letter shall serve as the request of Sandfield Ventures Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, March 5, 2008, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely yours,


/s/ Mark Holcombe
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Mark Holcombe, President & CEO